================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ TO
         __________________

                         COMMISSION FILE NUMBER 0-11871

               FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                        AMERICAN EXPLORATION 401(K) PLAN

       NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
                   ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                          AMERICAN EXPLORATION COMPANY
                              1331 LAMAR, SUITE 900
                            HOUSTON, TEXAS 77010-3088
================================================================================

                        AMERICAN EXPLORATION 401(K) PLAN
                                TABLE OF CONTENTS

                                  ------------

                                                                                                                   PAGE
                                                                                                                   ----
Report of Independent Public Accountants ......................................................................       2

Financial Statements:

        Statements of Net Assets Available for Benefits, with Fund Information,
        as of December 31, 1995 and 1994.......................................................................       3

        Statements of Changes in Net Assets Available for Benefits, with Fund Information,
        for the Years Ended December 31, 1995 and 1994.........................................................       4

        Notes to Financial Statements..........................................................................       5

Supplemental Schedules:

        Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1995...................       9

        Schedule II - Schedule of Reportable Transactions for the Year Ended December 31, 1995.................      10

Signatures ....................................................................................................      11

                                        1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Committee
of the American Exploration 401(k) Plan:

        We have audited the accompanying statements of net assets available for benefits of the American Exploration 401(k) Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Retirement Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Exploration 401(k) Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995, included as Schedule I, and reportable transactions for the year ended December 31, 1995, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information included in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       ARTHUR ANDERSEN LLP

Houston, Texas
June 14, 1996

                        AMERICAN EXPLORATION 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                        AS OF DECEMBER 31, 1995 AND 1994

                                                               PARTICIPANT-DIRECTED
                      -----------------------------------------------------------------------------------------------------------
                                                                      T. ROWE PRICE TRUST COMPANY
                                      -------------------------------------------------------------------------------------------
                         AMERICAN      GROWTH    INTERNATIONAL      NEW         GROWTH        PRIME        STABLE
                       EXPLORATION     STOCK         STOCK         INCOME      AND INCOME    RESERVE        VALUE        LOAN
                       COMMON STOCK   FUND, INC.   FUND, INC.    FUND, INC.    FUND, INC.   FUND, INC.    FUND, INC.     FUND
                      -------------   -----------  -----------   -----------   -----------  -----------   ----------  -----------
ASSETS
 Investments, at
   market value...... $     184,105   $1,588,410   $   292,465   $   596,376   $   94,448   $   409,470   $ 107,851   $   109,006
                      -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
NET ASSETS AVAILABLE
 FOR BENEFITS as of
 December 31, 1995... $     184,105   $1,588,410   $   292,465   $   596,376   $   94,448   $   409,470   $ 107,851   $   109,006
                      =============   ==========   ===========   ===========   ==========   ===========   =========   ===========
ASSETS
 Investments, at
 market value........ $     151,547   $1,074,751   $   211,730   $   446,530   $   37,714   $   443,538   $  89,102   $    66,357
                      -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
NET ASSETS
 AVAILABLE FOR
 BENEFITS as of
 December 31, 1994... $     151,547   $1,074,751   $   211,730   $   446,530   $   37,714   $   443,538   $  89,102   $    66,357
                      =============   ==========   ===========   ===========   ==========   ===========   =========   ===========

                                                         (Table continued below)


                       NONPARTICIPANT-
                          DIRECTED
                        ------------
                         AMERICAN
                        EXPLORATION
                        COMMON STOCK      TOTAL
                        ------------    ----------
ASSETS
 Investments, at
   market value......   $    511,002    $3,893,133
                        ------------    ----------
NET ASSETS AVAILABLE
 FOR BENEFITS as of
 December 31, 1995...   $    511,002    $3,893,133
                        ============    ==========
ASSETS
 Investments, at
 market value........   $    332,300    $2,853,569
                        ------------    ----------
NET ASSETS
 AVAILABLE FOR
 BENEFITS as of
 December 31, 1994...   $    332,300    $2,853,569
                        ============    ==========

                 The accompanying notes are an integral part of
                          these financial statements.

                        AMERICAN EXPLORATION 401(K) PLAN
                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS, WITH FUND INFORMATION
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                               PARTICIPANT-DIRECTED
                      -----------------------------------------------------------------------------------------------------------
                                                                      T. ROWE PRICE TRUST COMPANY
                                      -------------------------------------------------------------------------------------------
                         AMERICAN      GROWTH    INTERNATIONAL      NEW         GROWTH        PRIME        STABLE
                       EXPLORATION     STOCK         STOCK         INCOME      AND INCOME    RESERVE        VALUE        LOAN
                       COMMON STOCK   FUND, INC.   FUND, INC.    FUND, INC.    FUND, INC.   FUND, INC.    FUND, INC.     FUND
                      -------------   -----------  -----------   -----------   -----------  -----------   ----------  -----------
NET ASSETS AVAILABLE
 FOR BENEFITS as of
 December 31, 1993... $     211,826   $1,172,165   $     -       $   561,047   $    -       $   609,184   $   -       $    66,155
                      -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
ADDITIONS:
  Dividends..........         -           94,489        12,566        34,685        1,852        17,410       5,032         -
  Employer
   contributions.....         -            -             -             -            -             -           -             -
  Employee
   contributions.....        44,868      288,982        81,229       115,645       24,374        91,712      21,023         -
  Employee loan
   interest income...            98        1,801           716           617          180           464          92         -
  Employee loan
   principal
   payments..........         2,210       21,645         7,240         9,502        2,735         4,897       1,240       (49,469)
  Interfund
   transfers, net....       (27,017)     (87,845)      142,879       (87,470)      22,277       (44,271)     81,447         -
  Net appreciation
   (depreciation)
   in fair value
   of investment.....        (60,519)     (90,498)      (20,265)      (46,211)      (1,885)        -           -             -
                       -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
    Total............        (40,360)     228,574       224,365        26,768       49,533        70,212     108,834       (49,469)
                       -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
DEDUCTIONS:
  Withdrawals........         18,719      301,389        12,385       131,734       11,069       211,738      19,732        10,799
  Employee loans.....          1,200       24,599           250         9,551          750        24,120       -           (60,470)
                       -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
    Total............         19,919      325,988        12,635       141,285       11,819       235,858      19,732       (49,671)
                       -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
NET ASSETS AVAILABLE
 FOR BENEFITS as of
 December 31, 1994...  $     151,547   $1,074,751   $   211,730   $   446,530   $   37,714   $   443,538   $  89,102   $    66,357
                       -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
ADDITIONS:
  Dividends..........           -          76,763         8,607        35,696        4,777        21,498       6,152          -
  Employer
   contributions.....           -            -             -             -            -             -           -             -
  Employee
   contributions.....         44,045      222,871        95,070        81,475       37,529        81,756      19,126          -
  Employee loan
   interest income...            205        3,728           790           625          310           596          65          -
  Employee loan
   principal
   payments..........          1,225       27,591         7,950         7,464        4,807         4,514         753       (54,304)
  Interfund
   transfers, net....         (4,845)      42,247       (30,070)        5,680        8,796       (22,512)        704          -
  Net appreciation
   (depreciation) in
   fair value of
   investment........         32,237      286,410        17,459        52,056       12,522          -           -             -
                       -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
    Total............         72,867      659,610        99,806       182,996       68,741        85,852      26,800       (54,304)
                       -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
DEDUCTIONS:
  Withdrawals........         37,909       88,391        12,641        27,335       10,237        92,350       7,391         5,252
  Employee loans.....          2,400       57,560         6,430         5,815        1,770        27,570         660      (102,205)
                       -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
    Total............         40,309      145,951        19,071        33,150       12,007       119,920       8,051       (96,953)
                       -------------   ----------   -----------   -----------   ----------   -----------   ---------   -----------
NET ASSETS AVAILABLE
  FOR BENEFITS as of
  December 31, 1995..  $     184,105   $1,588,410   $   292,465   $   596,376   $   94,448   $   409,470   $ 107,851   $   109,006
                       =============   ==========   ===========   ===========   ==========   ===========   =========   ===========

                                                         (Table continued below)

                       NONPARTICIPANT-
                          DIRECTED
                        ------------
                         AMERICAN
                        EXPLORATION
                        COMMON STOCK      TOTAL
                        ------------    ----------
NET ASSETS AVAILABLE
 FOR BENEFITS as of
 December 31, 1993...  $    393,697    $3,014,074
                       ------------    ----------
ADDITIONS:
  Dividends..........         -           166,034
  Employer
   contributions.....       192,863       192,863
  Employee
   contributions.....         -           667,833
  Employee loan
   interest income...         -             3,968
  Employee loan
   principal
   payments..........         -             -
  Interfund
   transfers, net....         -             -
  Net appreciation
   (depreciation)
   in fair value
   of investment.....       (151,326)     (370,704)
                        ------------    ----------
    Total............         41,537       659,994
                        ------------    ----------
DEDUCTIONS:
  Withdrawals........        102,934       820,499
  Employee loans.....          -             -
                        ------------    ----------
    Total............        102,934       820,499
                        ------------    ----------
NET ASSETS AVAILABLE
 FOR BENEFITS as of
 December 31, 1994...   $    332,300    $2,853,569
                        ------------    ----------
ADDITIONS:
  Dividends..........           -          153,493
  Employer
   contributions.....        155,421       155,421
  Employee
   contributions.....           -          581,872
  Employee loan
   interest income...           -            6,319
  Employee loan
   principal
   payments..........           -             -
  Interfund
   transfers, net....           -             -
  Net appreciation
   (depreciation) in
   fair value of
   investment........         81,796       482,480
                        ------------    ----------
    Total............        237,217     1,379,585
                        ------------    ----------
DEDUCTIONS:
  Withdrawals........         58,515       340,021
  Employee loans.....           -             -
                        ------------    ----------
    Total............         58,515       340,021
                        ------------    ----------
NET ASSETS AVAILABLE
  FOR BENEFITS as of
  December 31, 1995..   $    511,002    $3,893,133
                        ============    ==========

                                       4

                 The accompanying notes are an integral part of
                           these financial statements.


                        AMERICAN EXPLORATION 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1)        DESCRIPTION OF THE PLAN

           The following description of the American Exploration 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

           GENERAL

           The Plan is a defined contribution plan established effective January 1, 1989. The Plan was established to provide eligible employees with a convenient way to save on a regular and long-term basis through investment in various types of accounts.

           ELIGIBILITY

           All salaried employees are eligible to participate in the Plan on the first day of the month immediately following the employee's date of hire.

           EMPLOYEE CONTRIBUTIONS

           Employees may make Salary Deferral Contributions to the Plan, through payroll deductions, of up to 15% of the employee's base salary, limited to the maximum total annual contribution allowed by federal tax laws. These contributions are deducted from the employee's salary each pay period before federal income taxes are withheld. The Plan also provides for Voluntary Employee Contributions of up to 10% of the employee's base salary. Such contributions are made with after-tax dollars. However, the aggregate amount of an employee's Salary Deferral and Voluntary Employee Contributions for any year may not exceed 15% of the employee's base salary.

           An employee's contributions to the Plan may be invested in one or in a combination of six mutual funds offered under the Plan. In addition, an employee may choose to invest in the common stock of American Exploration Company (the "Company"). At any time, an employee may change the mix of his/her existing investments or change the investments in which future contributions are placed.

           EMPLOYER CONTRIBUTIONS

           The Company provides Matching Contributions to the employee's account of $1.00 for each $1.00 of Salary Deferral Contributions, up to a maximum annual Matching Contribution of 3% of the employee's base salary or $1,050, whichever is less. These contributions are made in the form of common stock of the Company.

           The Company may also provide Discretionary Employer Contributions, which are allocated to each employee's account based upon the ratio of each employee's base salary to the total base salaries paid to all employees participating in the Plan. There were no Discretionary Employer Contributions during 1995 or 1994.

           VESTING

           Participating employees are always fully vested in all employee and employer contributions, and such amounts cannot be forfeited for any reason.

           DISTRIBUTION OF BENEFITS

           An employee, or the employee's beneficiary, is entitled to receive a single lump sum distribution of the employee's account balance upon the occurrence of any of the following events: termination of employment with the Company, death or permanent disability of the employee, retirement or attainment of the age of 59 1/2. As of December 31, 1995, Net Assets Available for Plan Benefits included a pending distribution amount of $3,255. There were no pending distribution amounts at December 31, 1994.

                                        5

                        AMERICAN EXPLORATION 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1)        DESCRIPTION OF THE PLAN (Continued)

           EMPLOYEES' RIGHTS

           Employees may make withdrawals from their accounts in the event of immediate and significant financial need based on the provisions of the Plan. Employees may also borrow from their accounts subject to various legal requirements regarding, among other things, the amount of the loan, the interest rate to be charged and repayment terms. The rate of interest that will be charged on a loan is the current Prime Rate plus 1%.

           As required by federal tax laws, the Plan is subject to certain limitations on contributions by highly compensated employees, as defined under such laws. Such limitations are designed to protect the rights of other employees. There was no liability to refund employee contributions to highly compensated employees at December 31, 1995 or 1994.

           In addition, the sum of amounts contributed to each of a participant's accounts in all of the Company's defined contribution plans may not exceed the lesser of $30,000 or 25% of such participant's compensation. There was no liability to refund employee contributions due to the effect of this provision at December 31, 1995 or 1994.

           The Plan is also subject to certain provisions which become effective if more than 60% of the present value of its total assets are allocated to the accounts of key employees, as defined under federal tax laws. There were no restrictions due to these "top-heavy" provisions during 1995 or 1994.

(2)        SUMMARY OF ACCOUNTING POLICIES

           BASIS OF ACCOUNTING

           The financial statements are presented on the accrual basis of accounting.

           VALUATION OF INVESTMENTS

           The investments of the Plan are stated at fair value based on published closing quotations as of year-end.

           Net appreciation (depreciation) in the fair value of investments consists of realized and unrealized gains (losses) from investments.

           USE OF ESTIMATES

           The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the reported amounts of changes in such net assets during the reporting period.
Actual results may differ from those estimates.

(3)        REVERSE STOCK SPLIT

           On June 13, 1995, the stockholders of the Company approved a one-for-ten reverse stock split of the Company's common stock. Effective that day, the 614,982 shares of the Company's common stock which were included in the Plan's assets were reduced to 61,498 shares of common stock, and the closing price of the Company's common stock on June 13, 1995 increased by a factor of ten. Accordingly, the value of any portion of a participant's account which was invested in the Company's common stock did not change as a result of the reverse stock split. All references to number of shares of the Company's common stock have been restated to give retroactive recognition to the reverse stock split.

                                        6

(4)        FEDERAL INCOME TAX STATUS

           The Plan obtained its latest determination letter on April 29, 1995, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The determination letter is applicable for amendments to the Plan adopted on or before November 1, 1994. The Plan has not been amended since November 1, 1994. Therefore, the plan administrator believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(5)        ADMINISTRATION

           The Plan is administered by the Retirement Committee appointed by the Board of Directors of the Company. The Plan trustee is T. Rowe Price Trust Company. All administrative expenses of the Plan are borne entirely by the Company.

                             SUPPLEMENTAL SCHEDULES
                                                                      Schedule I
                        AMERICAN EXPLORATION 401(K) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995

                                                                                    HISTORICAL
      IDENTITY OF ISSUER                               DESCRIPTION                     COST               CURRENT VALUE
      ------------------                               -----------                 --------------         -------------
*American Exploration Company                   Common stock -
                                                61,108 shares                      $    1,056,187        $       695,107

*T. Rowe Price Trust Company                    Growth Stock Fund,
                                                Inc. - 68,027 shares                    1,339,788              1,588,410

*T. Rowe Price Trust Company                    International Stock Fund,
                                                Inc. - 23,913 shares                      290,210                292,465

*T. Rowe Price Trust Company                    New Income Fund, Inc. -
                                                64,265 shares                             573,608                596,376

*T. Rowe Price Trust Company                    Growth and Income Fund,
                                                Inc. - 4,924 shares                        84,795                 94,448

*T. Rowe Price Trust Company                    Prime Reserve Fund,
                                                Inc. - 409,470 shares                     409,470                409,470

*T. Rowe Price Trust Company                    Stable Value Fund,
                                                Inc. - 107,851 shares                     107,851                107,851

*American Exploration 401(k) Plan               Participants' loans (interest
                                                rates:   7.0% - 10.0%)                    109,006                109,006
                                                                                   --------------        ---------------
                                                                                   $    3,970,915        $     3,893,133
                                                                                   ==============        ===============

*   These assets held for investment purposes are with a party in interest.

             The foregoing notes to the financial statements are an
                        integral part of this schedule.

                                                                    Schedule II
                        AMERICAN EXPLORATION 401(K) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                CURRENT
                                                                                                VALUE ON
IDENTITY OF                                         PURCHASE      SELLING      HISTORICAL      TRANSACTION    NET GAIN
PARTY INVOLVED         DESCRIPTION OF ASSET          PRICE         PRICE          COST           DATE          (LOSS)
- --------------         --------------------       -----------   -----------    ----------     ------------   ----------
American Exploration   Common stock -             $   200,896   $       -      $    200,896   $    200,896   $      -
Company                19,390 shares

T. Rowe Price          Growth Stock Fund,             373,199           -           373,199        373,199          -
Trust Company          Inc. - 17,259 shares

T. Rowe Price          International Stock Fund,      114,951           -           114,951        114,951          -
Trust Company          Inc. - 9,774 shares

T. Rowe Price          New Income Fund,               142,164           -           142,164        142,164          -
Trust Company          Inc. - 16,059 shares

T. Rowe Price          Growth and Income Fund,         56,218           -            56,218         56,218          -
Trust Company          Inc. - 3,176 shares

T. Rowe Price          Prime Reserve Fund,            112,276           -           112,276        112,276          -
Trust Company          Inc. - 112,276 shares

T. Rowe Price          Stable Value Fund,              28,097           -            28,097         28,097          -
Trust Company          Inc. - 28,097 shares

American Exploration   Common stock -                    -           103,670        179,530        103,670       (75,860)
Company                9,892 shares

T. Rowe Price          Stable Value Fund,                -           145,951        128,283        145,951        17,668
Trust Company          Inc. - 6,553 shares

T. Rowe Price          International Stock Fund,         -            51,677         56,528         51,677        (4,851)
Trust Company          Inc. - 4,565 shares

T. Rowe Price          New Income Fund,                  -            44,374         44,432         44,374           (58)
Trust Company          Inc. - 5,017 shares

T. Rowe Price          Growth and Income Fund,           -            12,007         10,971         12,007         1,036
Trust Company          Inc. - 665 shares

T. Rowe Price          Prime Reserve Fund,               -           146,345        146,345        146,345          -
Trust Company          Inc. - 146,345 shares

T. Rowe Price          Stable Value Fund,                -             9,347          9,347          9,347          -
Trust Company          Inc. - 9,347 shares

             The foregoing notes to the financial statements are an
                        integral part of this schedule.

                                       10

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMERICAN EXPLORATION 401(k) PLAN

Date:   June 21, 1996                   By: /s/ DAVID B. BROUSSARD
                                            David B. Broussard
                                            Director of MIS and Administration

                                       11